UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated October 13, 2004

2.

News Release dated October 21, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated: October 21, 2004	By: /s/ Bill O. Wood Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

TSX Venture Exchange:

SCV.TSXV
OTC PINK SHEETS:

               SCVTF

Kardokus 5-10 Flowing & Selling Gas

October 13, 2004 - The Company is pleased to announce that the Kardokus 5-10 well started selling gas yesterday the 12th of October.  The well was drilled to a target depth of 14,800 feet and pipe was set to total depth. Western Oil and Gas Development (Western), the operator, fraced the Red Fork "D" on Monday, October 4th and test flowed the well at a rate of 4 Million Cubic Feet of Gas on a 12/64th choke with 3,675 pounds and is presently flowing the well at a rate of 2 Million Cubic Feet of Gas on a 9/64th choke with 4,150 pounds.  Due to the recent fracing of the well Western will continue to flow the well on different choke sizes to obtain the best pressure and flow rates. Additional hydrocarbon shows were encountered in the Marchand, Lower Skinner, and Red Fork A, and D formations. Sovereign has a 12.91%+/- working interest in the Kardokus 5-10.

The Kardokus 5-10 is a south offset to the Kardokus 3-10 well which was completed in August of 2003, which has produced 399,663 MCF and is presently producing at 1,800 to 2,000 MCF of gas per day. Western is planning additional locations to be drilled this year on the Lasley project such as the Williams 2-9 and the Kardokus 6-10. The Lasley Project covers approximately 10,000 +/- acres that is part of a 60,000 acre Area of Mutual interest with Western and Saxon Oil Company.

The following wells are currently producing on the Lasley project: The Williams 1-9, Tiger 1-15, Bear 1-19, Oklahoma State 1-13, Kardokus 2-10 and Running Bear 1-21, which were purchased in the original acquisition; and The Kardokus A1-10, Kardokus 3-10, Kardokus 4-10, Alley Cat 1-14, King 1-32, Sheward 1-31, Tiger 2-15, Stray Cat 1-14, and the Rosser 1-11, which were drilled in 2003 and 2004.

The Lasley Project covers approximately 10,000 /- acres that is part of a 60,000 acre Area of Mutual interest with Western and Saxon Oil, Company.

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"
Bill O. Wood, President

Toll Free: 1-877-366-4464   Telephone: (325) 676-8500
Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:                   SCVTF

 General Update

October 21, 2004 – The Company is pleased to announce that on Friday, October 15, 2004, 3,103,833 outstanding share purchase warrants were exercised at the price of $0.35 per share for total proceeds of $1,086,341.55.  The funds will be applied to the aggressive drilling program in Oklahoma and potential new projects.  The Company presently has interests in fourteen producing wells and has many additional locations to be drilled on the Lasley project in Oklahoma.

The following wells are currently producing at the Lasley project:  Williams 1-9, Tiger 1-15, Bear 1-19, Oklahoma State 1-13, Kardokus A1-10, Kardokus 3-10, Alley Cat 1-14, King 1-32, Sheward 1-31, Tiger 2-15, Stray Cat 1-14, Rosser 1-11, Kardokus 4-10 and the Kardokus 5-10.

The Lasley Project covers approximately 10,000 +/- acres forming part of a 60,000 acre Area of Mutual interest with Western Oil and Gas Development and Saxon Oil, Company.

At the North Foss project in Oklahoma, Western Oil and Gas Development, as operator, is presently drilling the Simmons #1 well at a depth of 12,200 feet.  The well should reach total depth of 15,300 feet in thirty days.

Incentive stock options previously granted to directors and employees to purchase a total of 1,546,000 common shares at the price of $0.45 per share have been re-priced at $0.35 per share, subject to approval by the regulatory authorities.  The options are exercisable on or before dates ranging from October 16, 2005 to May 29, 2007.

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464   Telephone:    (325) 676-8500      Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.